Mail Stop 6010

								August 26, 2005


Jean-Pierre Sommadossi, Ph.D.
Chairman and Chief Executive Officer
Idenix Pharmaceuticals, Inc.
60 Hampshire Street
Cambridge, Massachusetts 02139

	Re:	Idenix Pharmaceuticals, Inc.
		Registration Statement on Form S-3
		Filed August 19, 2005
		File No. 333-127710

Dear Dr. Sommadossi:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears you were not eligible to use Form S-3 at the time you
filed the registration statement. General Instruction I.A.3(b) requires the timely filing of "all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement" (emphasis added).
Your Form 10-Q for the quarter ended June 30, 2004 was required to be
filed by August 16, 2004.  However, it was not filed until August
26,
2005.  Therefore, it appears you are ineligible to file on Form S-
3
until September 1, 2005. Please either file a pre-effective amendment on Form S-1, or withdraw the Form S-3 and re-file it on or after September 1, 2005. See Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (July 1997) G.25, which is available at www.sec.gov.

2. We note you have two confidential treatment requests that are pending. All comments related to these requests will need to be resolved prior to effectiveness.

Selling Stockholders, page 6

3. We note the statement on page 7 that the Selling Stockholders table
"may be expanded or supplemented in prospectus supplements as new information becomes available to us." Please be advised that you may not use a prospectus supplement to add selling stockholders to the table unless the new seller is a transferee of a seller who was identified in the table pre-effectively. We also note the Selling Stockholders table currently does not identify any sellers.

* If you do not identify any sellers pre-effectively, you will not be able to use a prospectus supplement to update the table after effectiveness. Please revise the statement to say the sellers will be identified in a post-effective amendment.
* Alternatively, if you identify sellers pre-effectively, you should revise the statement to acknowledge the fact that you might use a post-effective amendment to update the table.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Greg Belliston at (202) 551-3861 or me at
(202)
551-3715 with any questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Susan W. Murley, Esq.
	Wilmer Cutler Pickering Hale and Dorr LLP
	60 State Street
	Boston, Massachusetts 02109
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Jean-Pierre Sommadossi, Ph.D.
Idenix Pharmaceuticals, Inc.
August 26, 2005
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